

02003040

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37165

RECEIVED FEB 28 2002 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2001** (MM/DD/YY) AND ENDING **12/31/2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

H. Beck, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11140 Rockville Pike - 400
(No. and Street)

Rockville	**Maryland**	**20852**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles R. Eisenmann, President **(301) 468 - 0100**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Boulevard	**McLean**	**Virginia**	**22102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*


THE CAPITAL FINANCIAL GROUP
...the independent's choice®

H. BECK, INC.
Member NASD, SIPC
11140 Rockville Pike, 4th Floor
Rockville, MD 20852-3144
(301)468-0100 FAX (301)468-1114

OATH OR AFFIRMATION

I, Charles R. Eisenmann, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to H. Beck, Inc. (the Company) for the years ended December 31, 2001 and 2000, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

2/22/02
Date

President
Title



Notary Public
Maria C. Alvarado
Notary Public State of Maryland
My Commission Expires August 1, 2005

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
H. Beck, Inc.
Rockville, Maryland

We have audited the following financial statements of H. Beck, Inc. (the Company) for the years ended December 31, 2001 and 2000, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of H. Beck, Inc. as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as whole.

Deloitte & Touche LLP

February 22, 2002

H. BECK, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Cash and cash equivalents	$ 559,680	$ 1,106,081
Deposits with clearing organizations	109,969	50,000
Commissions receivable	2,023,503	2,497,022
Accounts receivable	24,287	40,958
Due from affiliates	60,702	63,905
Other assets	35,687	104,577
	$ 2,813,828	$ 3,862,543

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
LIABILITIES:		
Commissions payable	$ 1,829,927	$ 3,020,821
Accounts payable and accrued expenses	168,811	183,109
Due to affiliates	223,388	45,390
	2,222,126	3,249,320
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value - authorized, 1,000 shares; issued and outstanding, 810 shares	8	8
Additional paid-in capital	636,177	636,177
Accumulated deficit	(44,483)	(22,962)
	591,702	613,223
TOTAL	$ 2,813,828	$ 3,862,543

See notes to financial statements.

H. BECK, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. ORGANIZATION AND NATURE OF THE BUSINESS

H. Beck, Inc. (the Company) is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company introduces its stock and bond customers to other broker-dealers who carry such accounts and clear such transactions on a fully disclosed basis. With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, securities customers, and does not otherwise carry securities customer accounts. Customers' funds relating to certain mutual fund activity flow through an account established by the Company for their exclusive benefit. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

In addition, a portion of the Company's revenue is derived from investment advisory services provided through various registered investment advisors pursuant to investment advisory contracts.

The Company has an agreement with third parties to clear its security transactions on a fully disclosed basis and carry its customer accounts. In the event that a customer is unable to fulfill its contractual obligation to the clearing brokers, the Company may be exposed to off-balance-sheet risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - These financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity. See Note 3, related party transactions, for additional information.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - The Company's books and records are maintained on a trade-date basis. Revenues and related expenses for transactions executed but unsettled are accrued on a trade date basis.

Investment Advisory Fees - Investment Advisory Fees for portfolio monitoring and asset allocation services are recognized as earned.

Cash and Cash Equivalents - The Company considers cash on hand and money market accounts to be cash and cash equivalents.

Income Taxes - The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, any income or loss for tax purposes will be included in the tax returns of the stockholders.

3. RELATED-PARTY TRANSACTIONS

During the year ended December 31, 2000, the Company paid $350,000 to certain stockholders for consulting services and $51,360 to certain affiliated companies for the reimbursement of allocated expenses. Additionally, the Company received consulting fees of $335,000 from an affiliate.

The Company received commissions of approximately $7,817,000 and $8,658,000 on the sale of variable annuity and variable life insurance products through an affiliated insurance agency during the years ended December 31, 2001 and 2000, respectively. The related override commissions that the Company expensed to the insurance affiliates approximated $482,000 and $520,000 for the years ended December 31, 2001 and 2000, respectively. Accrued commissions payable to the insurance affiliate approximated $4,000 and $29,000 at December 31, 2001 and 2000, respectively.

An affiliated company provides the Company certain operational and administrative services, such as occupancy, personnel, travel, and insurance costs for which the Company pays a management fee. The management fee is negotiated annually between the Company and the affiliated company. The management fee paid to the affiliated company totaled $3,360,000 and $3,324,000 for the years ended December 31, 2001 and 2000, respectively.

4. CONTINGENCIES

The Company is involved in legal actions arising in the normal course of its business. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial statements.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $50,000 or 6-2/3 percent of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2001 and 2000, the Company had net capital of $374,851 and $410,986, respectively, which was $226,702 and $194,354, respectively, in excess of the its required net capital of $148,149 and $216,632, respectively. The Company's ratio of aggregate indebtedness to net capital was 5.93 to 1 and 7.91 to 1 at December 31, 2001 and 2000, respectively.

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